Filed Pursuant to Rule 424(b)(3)

SEC File #333-217159

Prospectus Supplement

Dated May 15, 2017 (to Prospectus dated April 12, 2017)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 12, 2017.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the three-month period ended March 31, 2017 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on May 15, 2017.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE MONTHS ENDED

MARCH 31, 2017

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of March 31, 2017, and for the three-month periods ended March 31, 2017 and 2016. This analysis and the accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2016 Annual Report. Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

 Certain information in this discussion, and other statements contained in this Quarterly Report which are not statements of historical facts, may be forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, increases in unemployment, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2016 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

 We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate. As of March 31, 2017, the Company’s business was operated through a network of 307 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

 We also offer optional credit insurance coverage to our customers when making a loan. Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance policies as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

 The Company's operations are subject to various state and federal laws and regulations. We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

 Total assets of the Company were $680.2 million at March 31, 2017 compared to $674.0 million at December 31, 2016, representing a 1% increase. The increase is attributed to growth in the Company’s investment portfolios.  Our short-term investment portfolio (included in our cash and cash equivalents asset category) grew $18.6 million (35%) and our investment securities portfolio grew $12.9 million (7%) at March 31, 2017 compared to December 31, 2016. The increases were mainly due to surplus funds generated from payments on loans and from growth in the sales of the Company's debt securities. The Company typically experiences a seasonal decline in its net loan portfolio during the first quarter of each year as loan liquidations exceed loan originations. This scenario creates positive liquidity and investment of the surplus funds contributed to the aforementioned increase in our investment portfolios. Increased sales of the Company's debt securities also created surplus funds, which Management invested.

 The Company's investment securities portfolio consists mainly of U.S. Treasury bonds, government agency bonds, municipal bonds and mutual funds. A portion of these investment securities have been designated as “available for sale” (95% as of March 31, 2017 and 93% as of December 31, 2016) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income. The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis. Management believes the Company has adequate funding available to meet liquidity needs.

 The Company also has a separate investment portfolio, captioned "Equity Method Investments". Total value of the fund at March 31, 2017 was $26.4 million compared to $26.2 million at December 31, 2016. Gains during the quarter on this portfolio resulted in the increase. The Company uses the equity method of accounting to account for this investment.

The Company maintains funds in restricted accounts at its insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements. Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers. At March 31, 2017, restricted cash increased $.5 million (18%) compared to December 31, 2016 due to increased reserve requirements.

The Company’s cash and cash equivalents asset category includes cash and short-term investments. There was a $3.1 million (53%) decline in the Company’s cash at March 31, 2017 compared to December 31, 2016 offset a portion of the increase in total assets. Funds used for operations and funds moved to our investment portfolios were factors causing the decrease. As previously mentioned, the Company’s short-term investment portfolio increased $18.6 million.

A decline in the Company’s net loan portfolio also offset a portion of the increase in total assets. Our net loan portfolio declined $22.8 million (6%) at March 31, 2017 compared to the prior year-end. As stated above, the decline is typical during the first quarter of each year. We project growth in our net loan portfolio as the year progresses. Included in our net loan portfolio is our allowance for loan losses, which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position. To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions. See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s Allowance for Loan Losses. Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at March 31, 2017; however, unexpected changes in trends or a deterioration in economic conditions could result in future changes in the allowance. Any increase could have a material adverse impact on our results of operations or financial condition in the future.

 Other assets decreased $.1 million (1%) as of March 31, 2017 compared to December 31, 2016 mainly due to a decrease in accounts receivable due in conjunction with credit insurance products sold by the Company. The Company offers credit insurance products to our loan customers as an agent for a nonaffiliated insurance company.

 As prevously mentioned, sales of our senior and subordinated debt increased during the three-month period just ended. Funds provided from sales of debt securities during the quarter just ended added $3.6 million to the Company's liquidity position.

 Accrued expenses and other liabilities declined $.9 million (5%) at March 31, 2017 compared to December 31, 2016 primarily due to payment of insurance cessions outstanding at year-end. Lower accruals for incentive bonuses and deferred compensation were also factors contributing to the decline in accrued expenses and other liabilities at quarter-end.

Results of Operations:

 Total revenue during the first quarter of 2017 declined $1.0 million (2%) to $52.6 million compared to $53.6 million during the first quarter of 2016. Lower revenues generated from sales of credit insurance products was the primary cause of the decline. Growth in finance charge revenue was minimal. Total expenses increased $1.7 million (4%) during the quarter just ended compared to the same quarter in 2016. An analysis of factors contributing to the increase in expenses is presented below. The combination of lower revenues and higher expenses resulted in a $2.5 million (43%) decline in net income during the comparable periods.

Net Interest Income

 Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities. Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt. Our net interest income increased $.4 million during the three-month period ended March 31, 2017 compared to the same period in 2016. There was a minimal increase in interest and finance charges earned during the comparable periods. The majority of the increase on our net interest income was due to lower borrowing costs during the quarter just ended compared to the same period a year ago.

 Interest expense declined $.4 million (10%) during the three-month period ended March 31, 2017 compared to the same period a year ago. Although average daily borrowings increased approximately $17.0 million during the three-month period just ended compared to the same period in 2016, the Company's average interest rate on borrowings decreased to 2.80% from 3.24% during the comparable periods, respectively, resulting in lower interest expense.

 Management projects that, based on historical results, average net receivables will grow during the remainder of the year, and earnings are expected to increase accordingly. However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest margin.

Insurance Income

 Net insurance income decreased $1.5 million (15%) during the three-month period ended March 31, 2017 compared to the prior year period. As previously mentioed, the Company experienced lower revenues from the sale of credit insurance offerred to loan customers. Lower insurance claims and expenses offset a portion of the decline in net insurance income.

Other Revenue

 Other Revenue increased $.5 million (89%) during the three-month period ended March 31, 2017 compared the same period a year ago. Higher earnings on our equity fund investment was the primary factor contibuting to the increase in other revenue.

Provision for Loan Losses

 The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

 Our provision for loan losses declined approximately $1.5 million (13%) during the three-month period ended March 31, 2017 compared to the same period in 2016. The decrease was mainly due to a lower level of net charge offs during the period just ended. During the quarter ended March 31, 2016, Management increased the allowance for loan losses due to increased charge offs, which contributed to a higher provision during that period.

 Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions. As previously mentioned, we believe that the allowance for loan losses is adequate to cover probable losses inherent in our current portfolio.

Other Operating Expenses

 The Company's other operating expenses increased $3.7 million (13%) during the three-month period ended March 31, 2017 compared to the same period a year ago. Other operating expenses encompasses personnel expense, occupancy expense and miscellaneous other expenses.

 Personnel expense increased $2.2 million (12%) during the three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016. The primary factor was an increase in salary expense due to a higher employee base and merit salary increases. Higher deferred compensation expense, payroll taxes and an increase in claims associated with the Company’s self-insured medical program were also factors contriubuting to the increase in personnel expense.

 Occupancy expense increased $.4 million (12%) during the three-month period ended March 31, 2017 compared to the same period a year ago. Increases in maintenance expense, office materials, telephone expense, utilities expense, depreciation expense and rent expense were the primary causes of the increase in occupancy expense.

 During the three-month period ended March 31, 2017, miscellaneous other operating expenses increased $1.1 million (15%) compared to the same period in 2016. Higher bank service charges, credit bureau charges, computer expenses, insurance premium expenses, legal and audit expenses, training expenses and travel expenses were primary factors responsible for the increase in other operating expenses. Declines in advertising expenses and postage expense offset a portion of the increase in other operating expenses.

Income Taxes

 The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

 Effective income tax rates were approximately 27% and 20%, respectively, during the three-month periods ended March 31, 2017 and 2016. The Company’s effective tax rates during the reporting periods were lower than statutory rates due to income at the S corporation level being passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level. The tax rates of the Company’s insurance subsidiaries are below statutory rates primarily due to investments in tax exempt bonds held by the Company’s insurance subsidiaries. Effective income tax rates were higher during the current year reporting period due to lower income ratios between the Company and its insurance subsidiaries compared to the same comparable period a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

 Interest rates continued to be near historical low levels during the reporting period. We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the expected impact on our net interest margin; however, no assurances can be given in this regard. Please refer to the market risk analysis discussion contained in our 2016 Annual Report on Form 10-K as of and for the year ended December 31, 2016 for a more detailed analysis of our market risk exposure. There were no material changes in our risk exposures in the three months ended March 31, 2017 as compared to those at December 31, 2016.

Liquidity and Capital Resources:

 As of March 31, 2017 and December 31, 2016, the Company had $74.0 million and $58.4 million, respectively, invested in cash and cash equivalents, the majority of which was held by the parent company.

 The Company’s investments in marketable securities can be readily converted into cash, if necessary. State insurance regulations limit the use an insurance company can make of its assets. Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiary. At December 31, 2016, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $82.0 million and $71.9 million, respectively. The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2017, without prior approval of the Georgia Insurance Commissioner, is approximately $12.6 million. No dividends were paid during the three-month period ended March 31, 2017.

 The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities. The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”). The credit agreement, as amended, provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less, and has a maturity date of September 11, 2019. Available borrowings under the credit agreement were $100.0 million at March 31, 2017 and December 31, 2016, at an interest rate of 4.06% and 4.00%, respectively. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2017, the Company was in compliance with all covenants. Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

 The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves. During the three months ended March 31, 2017, there were no material changes to the critical accounting policies or related estimates disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

Allowance for Loan Losses

 Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

 The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date. We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses. Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

 Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges. An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals. Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

 Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans. These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method. Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis. Income is not accrued on any loan that is more than 60 days past due.

 Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

 The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary. The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

 The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary. The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies. Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

 Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries. These reserves are established based on generally accepted actuarial methods. In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

 Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

 See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted. For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)
	March 31,	December 31,
	2017	2016
ASSETS

CASH AND CASH EQUIVALENTS	$73,959,170	$58,440,667

RESTRICTED CASH	3,160,467	2,671,957

LOANS:
Direct Cash Loans	441,519,184	474,557,932
Real Estate Loans	24,435,690	24,609,094
Sales Finance Contracts	29,642,316	30,961,811
Total Loans	495,597,190	530,128,837

Less: Unearned Finance Charges	54,232,135	60,850,936
Unearned Insurance Premiums and Commissions	32,522,864	37,593,775
Allowance for Loan Losses	48,500,000	48,500,000
Net Loans	360,342,191	383,184,126

INVESTMENT SECURITIES:
Available for Sale, at fair value	183,142,075	167,190,644
Held to Maturity, at amortized cost	9,010,829	12,003,446
	192,152,904	179,194,090

EQUITY METHOD INVESTMENTS	26,438,837	26,201,949

OTHER ASSETS	24,158,584	24,291,925

TOTAL ASSETS	$680,212,153	$673,984,714

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$413,983,472	$409,791,648
ACCRUED EXPENSES AND OTHER LIABILITIES	16,750,751	17,606,851
SUBORDINATED DEBT	34,245,079	34,847,845
Total Liabilities	464,979,302	462,246,344

COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	--	--

Accumulated Other Comprehensive Loss	(376,149)	(1,002,183)
Retained Earnings	215,439,000	212,570,553
Total Stockholders' Equity	215,232,851	211,738,370

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$680,212,153	$673,984,714

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Unaudited)

	Three Months Ended
	March 31,
	2017	2016

INTEREST INCOME	$40,431,256	$40,357,059
INTEREST EXPENSE	3,119,680	3,479,072
NET INTEREST INCOME	37,311,576	36,877,987

Provision for Loan Losses	9,677,735	11,179,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	27,633,841	25,698,987

NET INSURANCE INCOME
Premiums	11,103,328	12,680,341
Insurance Claims and Expenses	2,721,789	2,801,252
	8,381,539	9,879,089

OTHER REVENUE	1,041,231	551,636

OTHER OPERATING EXPENSES:
Personnel Expense	20,234,973	18,047,028
Occupancy Expense	3,865,711	3,453,626
Other	8,272,665	7,188,017
Total	32,373,349	28,688,671

INCOME BEFORE INCOME TAXES	4,683,262	7,441,041

Provision for Income Taxes	1,252,433	1,471,495

NET INCOME	3,430,829	5,969,546

RETAINED EARNINGS, Beginning of Period	212,570,553	220,177,382
Distributions on Common Stock	562,382	2,767,880
RETAINED EARNINGS, End of Period	$215,439,000	$223,379,048

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for all Periods (1,700 voting, 168,300 non-voting)	$20.18	$35.11

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended
	March 31, 2017	March 31, 2016

Net Income	$3,430,829	$5,969,546

Other Comprehensive Income (Loss):
Net changes related to available-for-sale securities
Unrealized gains	946,949	1,786,022
Income tax expense	(320,915)	(987,348)
Net unrealized gains losses	626,034	798,674

Less reclassification of gain to net income (1)	-	-

Total Other Comprehensive Income	626,034	798,674

Total Comprehensive Income	$4,056,863	$6,768,220

(1) No amounts were reclassified on the Condensed Consolidated Statements of Income and Retained Earnings (unaudited) for the three months ended March 31, 2017 or 2016.

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31,
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$3,430,829	$5,969,546
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	9,677,735	11,179,000
Depreciation and amortization	986,331	812,837
Provision for deferred income taxes	(329,706)	(332,654)
(Earnings) Loss on equity method investment	(236,888)	248,496
Other	125,883	191,157
Decrease in miscellaneous other assets	212,167	2,480,161
Decrease in other liabilities	(847,309)	(6,485,799)
Net Cash Provided	13,019,042	14,062,744

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(82,623,056)	(81,341,093)
Loan payments	95,787,256	91,994,270
(Increase) decrease in restricted cash	(488,510)	2,530,050
Purchases of marketable debt securities	(17,392,290)	(8,640,907)
Redemptions of marketable debt securities	5,245,000	3,835,000
Fixed asset additions, net	(1,055,615)	(607,638)
Net Cash (Used) Provided	(527,215)	7,769,682

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in senior demand notes	(189,089)	(922,854)
Advances on credit line	131,888	132,403
Payments on credit line	(131,888)	(132,403)
Commercial paper issued	11,737,935	19,890,976
Commercial paper redeemed	(7,357,022)	(9,884,716)
Subordinated debt securities issued	1,789,949	1,960,948
Subordinated debt securities redeemed	(2,392,715)	(2,192,117)
Dividends / Distributions	(562,382)	(2,767,880)
Net Cash Provided	3,026,676	6,084,357

NET INCREASE CASH AND CASH EQUIVALENTS	15,518,503	27,916,783

CASH AND CASH EQUIVALENTS, beginning	58,440,667	51,449,417

CASH AND CASH EQUIVALENTS, ending	$73,959,170	$79,366,200

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest	$3,106,081	$3,463,433
Income Taxes	195,000	285,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2016 and for the year then ended included in the Company's 2016 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's consolidated financial position as of March 31, 2017 and December 31, 2016, its consolidated results of operations, comprehensive income and cash flows for the three-month periods ended March 31, 2017 and 2016. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited). The Company has no dilutive securities outstanding.

Recent Accounting Pronouncements:

There have been no updates to recent accounting pronouncements described in our 2016 Annual Report and no new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices. Historical loss trends are tracked on an on going basis. The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state. Delinquency and bankruptcy filing trends are also tracked. If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments. The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses. Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio. As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates. Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance. The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories based on the number of days past due. When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due. When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status. At such time, the accrual of any additional finance charges is discontinued. Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status. Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.

There were no loans past due 60 days or more and still accruing interest at March 31, 2017 or December 31, 2016. The Company’s principal balances on non-accrual loans by loan class as of March 31, 2017 and December 31, 2016 are as follows:

Loan Class	March 31, 2017	December 31, 2016

Consumer Loans	$19,682,819	$24,658,842
Real Estate Loans	1,116,996	1,374,941
Sales Finance Contracts	813,970	1,036,697
Total	$21,613,785	$27,070,480

An age analysis of principal balances on past due loans, segregated by loan class, as of March 31, 2017 and December 31, 2016 follows:

March 31, 2017	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$14,136,030	$8,037,635	$16,660,667	$38,834,332
Real Estate Loans	627,595	243,069	1,240,661	2,111,325
Sales Finance Contracts	554,355	314,974	820,199	1,689,528
Total	$15,317,980	$8,595,678	$18,721,527	$42,635,185

December 31, 2016	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$16,447,739	$9,233,306	$17,290,149	$42,971,194
Real Estate Loans	902,437	304,578	1,225,805	2,432,820
Sales Finance Contracts	714,202	443,464	814,561	1,972,227
Total	$18,064,378	$9,981,348	$19,330,515	$47,376,241

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the value of the total loan portfolio is also used as a credit quality indicator. The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at March 31, 2017 and December 31, 2016 was 2.62% and 2.37%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

March 31, 2017	Principal Balance	% Portfolio	3 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 444,127,602	89.2%	$ 9,327,142	96.3
Real Estate Loans	23,961,270	4.8	5,106.1
Sales Finance Contracts	29,688,260	6.0	345,487	3.6
Total	$ 497,777,132	100.0%	$ 9,677,735	100.0%

March 31, 2016	Principal Balance	% Portfolio	3 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 458,921,068	89.9%	$ 9,854,786	96.8
Real Estate Loans	22,082,395	4.3	(2,938)	(.0)
Sales Finance Contracts	29,298,593	5.8	327,152	3.2
Total	$ 510,302,056	100.0%	$ 10,179,000	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 95% and 96% of the Company’s loan portfolio at March 31, 2017 and 2016, respectively. As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses. Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance. Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis. Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level. We have not acquired any impaired loans with deteriorating quality during any period reported. The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended
	Mar. 31, 2017	Mar. 31, 2016
Allowance for Credit Losses:
Beginning Balance	$ 48,500,000	$ 33,500,000
Provision for Loan Losses	9,677,735	11,179,000
Charge-offs	(13,627,225)	(13,103,150)
Recoveries	3,949,490	2,924,150
Ending Balance	$ 48,500,000	$ 34,500,000

Ending Balance; collectively evaluated for impairment	$ 48,500,000	$ 34.500.000

Finance receivables:
Ending Balance	$ 497,777,132	$ 510,302,056
Ending Balance; collectively evaluated for impairment	$ 497,777,132	$ 510,302,056

Troubled Debt Restructings ("TDR's") represent loans on which the original terms of the loans have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower. The following table presents a summary of loans that were restructured during the three months ended March 31, 2017.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,947	$8,692,091	$8,310,506
Real Estate Loans	8	68,910	67,974
Sales Finance Contracts	131	337,976	328,313
Total	4,086	$9,098,977	$8,706,793

The following table presents a summary of loans that were restructured during the three months ended March 31, 2016.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	2,513	$4,985,866	$4,701,838
Real Estate Loans	11	119,675	119,675
Sales Finance Contracts	102	210,060	196,447
Total	2,626	$5,315,601	$5,017,960

TDR's that occurred during the previous twelve months and subsequently defaulted during the three months ended March 31, 2017 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,203	$ 1,713,063
Real Estate Loans	-	-
Sales Finance Contracts	33	53,392
Total	1,236	$ 1,766,455

TDR's that occurred during the twelve months ended March 31, 2016 and subsequently defaulted during the three months ended March 31, 2016 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	769	$ 1,150,219
Real Estate Loans	1	855
Sales Finance Contracts	37	54,281
Total	807	$ 1,205,355

The level of TDR's, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity. The amortized cost and estimated fair values of these debt securities were as follows:

	As of March 31, 2017		As of December 31, 2016
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Available-for-Sale:
Obligations of states and political subdivisions	$ 173,829,525	$ 172,859,788	$ 168,713,137	$ 166,799,531
Corporate securities	10,018,409	10.282.287	130,316	391,113
	$ 183,847,934	$ 183,142,075	$ 168,843,453	$ 167,190,644
Held to Maturity:
Obligations of states and political subdivisions	$ 9,010,829	$ 8,977,638	$ 12,003,446	$ 11,933,827

Gross unrealized losses on investment securities totaled $4,829,951 and $5,254,993 at March 31, 2017 and December 31, 2016, respectively. The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of March 31, 2017 and December 31, 2016:

	Less than 12 Months		12 Months or Longer		Total
March 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 66,439,168	$ (4,645,884)	$ 868,490	$ (32,834)	$ 67,307,658	$ (4,678,718)
Corporate securities	4,984,651	(40,382)	-	-	4,984,651	(40,382)
	71,423,819	(4,686,266)	$ 868,490	(32,834)	72,292,309	(4,719,100)

Held to Maturity:
Obligations of states and political subdivisions	1,489,269	(10,773)	2,610,764	(100,078)	4,100,033	(110,851)

Total	$ 72,913,088	$ (4,697,039)	$ 3,479,254	$ (132,912)	$ 76,392,342	$ (4,829,951)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 72,316,572	$ (5,071,255)	$ 871,317	$ (32,533)	$ 73,187,889	$ (5,103,788)

Held to Maturity:
Obligations of states and political subdivisions	2,191,448	(24,323)	3,099,489	(126,882)	5,290,937	(151,205)

Total	$ 74,508,020	$ (5,095,578)	$ 3,970,806	$ (159,415)	$ 78,478,826	$ (5,254,993)

The previous two tables represent 95 and 107 investments held by the Company at March 31, 2017 and December 31, 2016, respectively, the majority of which are rated “A” or higher by Standard & Poor’s. The unrealized losses on the Company’s investments listed in the above tables were primarily the result of interest rate and market fluctuations. Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at March 31, 2017 or December 31, 2016, respectively.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves. Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank"). US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insruance Company of Florida, as beneficiary. At March 31, 2017, these trusts held $39.5 million in available-for-sale investment securities at market value and $4.0 million in held-to-maturity investment securities at amortized cost. US Bank also serves as trustee under trust agreements with the Company's life insurance company subidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary. At March 31, 2017, these trusts held $9.8 million in available-for-sale investment securities at market value and $1.5 million in held-to-maturity investment securities at amortized cost. The amounts required to be held in each trust change as required reserves change. All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents: Cash includes cash on hand and with banks. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization. The estimated fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans: The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature. The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate. The estimated fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities: The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data. State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs. See additional information, including the table below, regarding fair value under ASC No. 820, and the fair value measurement of available-for-sale marketable debt securities.

Equity Method Investment: The fair value of equity method investment is estimated based on the Company's allocable share of the investee’s net asset value as of the reporting date.

Senior Debt Securities: The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment. The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities: The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities. The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs and how the data was calculated or derived. The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale. These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager. To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to internal price verification procedures. We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker. There was no change in this methodology during any period reported.

Assets measured at fair value as of March 31, 2017 and December 31, 2016 were available-for-sale investment securities which are summarized below:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$10,282,287	$10,282,287	$--	$--
Obligations of states and political subdivisions	172,859,788	--	172,859,788	--
Total	$183,142,075	$10,282,287	$172,859,788	$--

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$391,113	$391,113	$--	$--
Obligations of states and political subdivisions	166,799,531	--	166,799,531	--
Total	$167,190,644	$391,113	$166,799,531	$--

Note 5 – Equity Method Investment

The Company has one investment accounted for using the equity method of accounting. On November 1, 2013, the Company invested $10.0 million in Meritage Capital, Centennial Absolute Return Fund, L.P. (the "Fund"). An additional $15.0 million was invested on April 1, 2014. The carrying value of this investment was $26.4 million and $26.2 million as of

March 31, 2017 and December 31, 2016, respectively. The Company's ownership interest in the Fund was 20.51% and 20.48% at March 31, 2017 and December 31, 2016, respectively. The Company recognized income of $.2 million and a loss of $.2 million from this investment during the three month periods ended March 31, 2017 and 2016, respectively. The income (loss) was recorded in other revenue on the Company's consolidated statements of income and retained earnings. With at least 60 days notice, the Company has the ability to redeem its investment in the Fund at the end of any calendar quarter. The Company has no investment commitments to the Fund.

Condensed financial statement information of the equity method investment is as follows:

	March 31, 2017	December 31, 2016
Company's equity method investment	$ 26,438,837	$ 26,201,949
Partnership assets	$ 129,641,548	$ 128,721,905
Partnership liabilities	$ 281,571	$ 258,881
Partnership net gains	$ 1,412,201(a)	$ 6,583,183(b)

Note: (a) Represents 3 months of net gains.

 (b) Represents 12 months of net gains.

Note 6 – Commitments and Contingencies:

The Company is, and expects in the future to continue to be, involved in various legal proceedings incidental to its business from time to time. Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable. At March 31, 2017, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 7 – Income Taxes

Effective income tax rates were approximately 27% and 20% during the three-month periods ended March 31, 2017 and 2016, respectively. The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status. The tax rates of the Company’s insurance subsidiaries are below statutory rates due to investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less, and has a maturity date of September 11, 2019. Available borrowings under the credit agreement were $100.0 million at March 31, 2017 and December 31, 2016, at an interest rate of 4.06% and 4.00%, respectively. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2017, the Company was in compliance with all covenants.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties. Please refer to the disclosure contained in Note 10 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2016 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280. FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance. The Company operates in five operating divisions one reportable business segment.

Prior to 2017, the Company had five operating divisions which comprised its operations: Division I through Division V. Each division consisted of a number of branch offices that were aggregated based on vice president responsibility and geographic location. Division I consisted of offices located in South Carolina. Offices in North Georgia comprised Division II, Division III consisted of offices in South Georgia. Division IV represented our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompassed Division V. Beginning in 2017, the Company separated Divison IV into two separate Divsions, creating Divison VII under a newly appointed vice president. Alabama now comprises Divison IV and Tennessee comprises Division VII. The following division financial data has been retrospectively presented to give effect to the current structure. The change in reporting structure had no impact on previously reported consolidated results.

Accounting policies of each of the divisions are the same as those for the Company as a whole. Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management. All division revenues result from transactions with third parties. The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

The following table summarizes revenues, profit and assets by each of the Company's divisions. Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
		(in thousands)

Division Revenues:
3 Months ended 3/31/2017	$6,354	$12,474	$12,093	$7,781	$8,156	$2,494	$49,352
3 Months ended 3/31/2016	$7,242	$12,236	$11,342	$8,420	$9,179	$2,196	$50,615

Divison Profit:
3 Months ended 3/31/2017	$1,938	$4,328	$5,370	$2,709	$1,815	$203	$16,363
3 Months ended 3/31/2016	$1,962	$5,259	$4,889	$3,478	$2,561	$396	$18,545

Division Assets:
3/31/2017	$53,255	$102,903	$98,765	$83,074	$68,678	$28,654	$435,329
12/31/2016	56,284	110,568	106,951	85,140	74,532	$25,764	459,239

	3 Months Ended 3/31/2017 (in Thousands)	3 Months Ended 3/31/2016 (in Thousands)
Reconciliation of Profit:
Profit per division	$16,363	$18,545
Corporate earnings not allocated	3,224	2,974
Corporate expenses not allocated	(14,904)	(14,078)
Income taxes not allocated	(1,252)	(1,471)
Net income	$3,431	$5,970

BRANCH OPERATIONS

Ronald F. Morrow	Senior Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Vice President
Ron E. Byerly	Area Vice President
Shelia H. Garrett	Area Vice President
John B. Gray	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Dee Dee Dunnam	Judy Landon	Faye Page
William Ashley	Carla Eldridge	Sharon Langford	Max Pickens
Michelle Rentz Benton	Jimmy Fairbanks	Becki Lawhon	Hilda Phillips
Maurice Bize	Chad Frederick	Jeff Lee	Ricky Poole
Derrick Blalock	Peyton Givens	Lynn Lewis	Jennifer Purser
Bert Brown	Kim Golka	Jeff Lindberg	Summer Rhodes
Keith Chavis	Tabatha Green	Jimmy Mahaffey	Gerald Rhoden
Bryan Cook	Brian Hill	John Massey	Greg Shealy
Richard Corirossi	Tammy Hood	Marty Miskelly	Mike Shankles
Joe Daniel	Gail Huff	William Murillo	Harriet Welch
Loy Davis	Jerry Hughes	Josh Nickerson	Robert Whitlock
Chris Deakle	Steve Knotts	Mike Olive

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Fayette	Mobile	Ozark	Selma
Albertville	Center Point	Florence	Moody	Pelham	Sylacauga
Alexander City	Clanton	Fort Payne	Moulton	Prattville	Tallassee
Andalusia	Cullman	Gadsden	Muscle Shoals	Robertsdale	Troy
Arab	Decatur	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Dothan (2)	Huntsville (2)	Opp	Saraland	Wetumpka
Bay Minette	Enterprise	Jasper	Oxford	Scottsboro
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington
Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

BRANCH OPERATIONS
(Continued)

LOUISIANA
Abbeville	Crowley	Houma	Marksville	Opelousas	Springhill
Alexandria	Denham Springs	Jena	Minden	Pineville	Sulphur
Baker	DeRidder	Lafayette	Monroe	Prairieville	Thibodaux
Bastrop	Eunice	Lake Charles	Morgan City	Ruston	West Monroe
Bossier City	Franklin	LaPlace	Natchitoches	Slidell	Winnsboro
Covington	Hammond	Leesville	New Iberia

MISSISSIPPI
Amory	Columbia	Gulfport	Jackson	Newton	Pontotoc
Batesville	Columbus	Hattiesburg	Kosciusko	Olive Branch	Ripley
Bay St. Louis	Corinth	Hazlehurst	Magee	Oxford	Senatobia
Booneville	Forest	Hernando	McComb	Pearl	Starkville
Brookhaven	Greenwood	Houston	Meridian	Philadelphia	Tupelo
Carthage	Grenada	Iuka	New Albany	Picayune	Winona

SOUTH CAROLINA
Aiken	Chester	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Columbia	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Conway	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Dillon	Hartsville	Marion	Orangeburg	Union
Camden	Easley	Irmo	Moncks Corner	Rock Hill	Walterboro
Cayce	Florence	Lake City	Myrtle Beach	Seneca	Winnsboro
Charleston	Gaffney	Lancaster	Newberry	Simpsonville	York
Cheraw

TENNESSEE
Athens	Dayton	Hixson	Lebanon	Murfreesboro	Sevierville
Bristol	Elizabethton	Johnson City	Lenior City	Newport	Sparta
Clarkesville	Fayetteville	Kingsport	Madisonville	Powell	Tazwell
Cleveland	Gallatin	Lafayette	Maryville	Pulaski	Tullahoma
Cookeville	Greeneville	LaFollette	Morristown	Rogersville	Winchester
Crossville

DIRECTORS

Ben F. Cheek, IV Chairman 1st Franklin Financial Corporation	John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

Ben F. Cheek, III Vice Chairman 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Chairman Bowen & Watson, Inc.

Jim H. Harris,III Founder / Co-owner Unichem Technologies Founder / Owner / President Moonrise Distillery

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman
Ben F. Cheek, III Vice Chairman

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Daniel E. Clevenger, II Executive Vice President - Compliance
C. Michael Haynie Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303